Exhibit 21

Corvex and Related Respond to CommonWealth REIT’s Misleading Statements Regarding Effects of Consent Solicitation on Debt Obligations

Commit To Offer to Buy 51% of Obligations Under CommonWealth’s Revolving Credit Agreement and Term Loan if Entire Board is Removed To Avoid Any Possibility of Debt Acceleration

NEW YORK, June 19, 2013 – Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), whose separately managed investment funds collectively own approximately 9.6% of the outstanding common shares of CommonWealth REIT (NYSE:CWH), today issued the following statement regarding misleading statements made by CommonWealth and its representatives regarding the effects of the removal of the entire Board of trustees on CommonWealth’s outstanding debt obligations:

“As we have previously disclosed, a successful removal of the entire CommonWealth Board, which is the only path to effect meaningful change, will constitute a “change of control” under CommonWealth’s revolving credit agreement and term loan agreement. However, such change of control will not be an event of default that automatically accelerates the payment of the $630 million in debt outstanding under both facilities. In fact, for an acceleration to occur, the holders of more than 50% of the outstanding obligations under the respective facility would have to affirmatively elect to accelerate repayment of the obligations. We note that the obligations are held by a broad group of sophisticated financial institutions that in our view would have absolutely no incentive to accelerate the payment of outstanding obligations in light of CommonWealth’s continuing solvency and low credit risk.

“We would have expected that CommonWealth’s Board, in accordance with its fiduciary duties, engage with us and CommonWealth’s lenders in a discussion to secure appropriate advance waivers or appropriate refinancing, in the event shareholders elect to remove the entire Board of trustees. But to the contrary, it has come to our attention that CommonWealth’s management and their advisors are using the “poison puts” that they themselves included in their credit documents as the centerpiece of a scare tactic campaign to intimidate shareholders into not supporting our consent solicitation out of fear that doing so could result in the acceleration of CommonWealth’s obligations under their revolver and term loan agreement. This desperate rhetoric may be the result of the broad support our consent solicitation is receiving from shareholders. CommonWealth’s argument boils down to the proposition that, following removal of the board, RMR and the remaining CommonWealth officers would purposely cause the acceleration of the company’s outstanding obligations rather than take a replacement credit facility made available to CommonWealth until such a new board of trustees is duly elected by shareholders. The proposition is absurd, and a clear indication of the extent to which the Portnoys and the current Board will go to entrench themselves regardless of the economic consequences to shareholders.

“In order to put an end to CommonWealth’s scare tactic campaign and alleviate any shareholder concern we hereby commit that, in the event our consent solicitation is successful and shareholders remove the entire board of trustees, Corvex and Related will immediately offer to buy 51% of the outstanding debt under each of CommonWealth’s revolving credit agreement and term loan at par value, so that no acceleration of such loans will occur. Since no such acceleration will occur, cross-acceleration provisions included in other CommonWealth debt obligations will not be triggered and should be of no concern to shareholders.

“We continue to believe that the removal of the entire Board is the only way to effect meaningful change, a position shared by both ISS and Glass Lewis, and we are gratified by the show of support from both large and retail investors. We hope that in light of the foregoing commitment, CommonWealth’s trustees will now cease threatening their own shareholders.”

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value—based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

Important Additional Information

In connection with their solicitation of written consents, Corvex and Related have filed a definitive written consent solicitation statement with the U.S. Securities and Exchange Commission (the “SEC”) to solicit written consents from shareholders of CommonWealth REIT. Investors and security holders are urged to read the definitive written consent solicitation statement and other relevant documents when they become available, because they contain important information regarding the consent solicitation. The definitive written consent solicitation statement and all other relevant documents are available, free of charge, on the SEC’s website at www.sec.gov.

The following persons are participants in connection with the written consent solicitation of CommonWealth’s shareholders: Corvex Management LP, Keith Meister, Related Fund Management, LLC, Related Real Estate Recovery Fund GP-A, LLC, Related Real Estate Recovery Fund GP, L.P., Related Real Estate Recovery Fund, L.P., RRERF Acquisition, LLC, Jeff T. Blau, Richard O’Toole and David R. Johnson. Information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, is available in the definitive written consent solicitation statement filed with the SEC on April 10, 2013 and Supplement No. 1 thereto filed on April 12, 2013.

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For further information, contact:

D.F. King & Co., Inc.

Shareholders can call toll-free: (800) 714-3313

Banks and brokers call: (212) 269-5550

Rupal Doshi

Corvex

(212) 474-6750

rdoshi@corvexcap.com

Joanna Rose

Related

(212) 801-3902

jrose@related.com